Filed by Logan Ridge Finance Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Logan Ridge Finance Corporation

Commission File No. 814-01022

Date: January 30, 2025

Overview of Proposed Merger Between Portman Ridge Finance Corp. (“PTMN”) & Logan Ridge Finance Corp. (“LRFC”) January 30, 2025

Forward-Looking Statements Some of the statements in this Presentation constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of Portman Ridge Finance Corporation (NASDAQ: PTMN) (“Portman Ridge” or “PTMN”) and Logan Ridge Finance Corporation (NASDAQ: LRFC) (“Logan Ridge” or “LRFC”), and distribution projections; business prospects of PTMN and LRFC, and the prospects of their portfolio companies; and the impact of the investments that PTMN and LRFC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the percentage of PTMN shareholders and LRFC shareholders voting in favor of the applicable Proposal (as defined below) submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the merger; (ix) any potential termination of the merger agreement; (x) the future operating results and net investment income projections of PTMN, LRFC or, following the closing of the merger, the combined company; (xi) the ability of Sierra Crest to implement its future plans with respect to the combined company; (xii) the ability of Sierra Crest and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of PTMN, LRFC or, following the closing of the merger, the combined company, and the prospects of their portfolio companies; (xiv) the impact of the investments that PTMN, LRFC or, following the closing of the merger, the combined company expect to make; (xv) the ability of the portfolio companies of PTMN, LRFC or, following the closing of the merger, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that PTMN, LRFC or, following the closing of the merger, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of PTMN, LRFC or, following the closing of the merger, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of PTMN, LRFC or, following the closing of the merger, the combined company; (xix) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability; and (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities). PTMN and LRFC have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although PTMN and LRFC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that PTMN and LRFC in the future may file with the SEC, including the Joint Proxy Statement and Registration Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. 2

Important Information Additional Information and Where to Find It This Presentation relates to the proposed merger and certain related matters (the “Proposals”). In connection with the Proposals, PTMN will file with the SEC and mail to its and LRFC’s respective shareholders a combined joint proxy statement for PTMN and LRFC and a prospectus of PTMN (the “Registration Statement”). The Registration Statement will each contain important information about PTMN, LRFC and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF PTMN AND LRFC ARE URGED TO READ THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PTMN, LRFC AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by PTMN, from PTMN’s website at https://www.portmanridge.com, and, for documents filed by LRFC, from LRFC’s website at https://www.loganridgefinance.com.. Participants in the Solicitation PTMN, its directors, certain of its executive officers and certain employees and officers of Sierra Crest and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of PTMN is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2024. LRFC, its directors, certain of its executive officers and certain employees and officers of Mount Logan and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of LRFC is set forth in the proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PTMN and LRFC shareholders in connection with the Proposals will be contained in the Registration Statement, including the Joint Proxy Statement included therein, and other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, LRFC or in any fund or other investment vehicle managed by BC Partners or any of its affiliates. Other Important Information All information and statements are stated as of [January 30], 2025 unless, in each case, otherwise indicated. Under no circumstances should a recipient of this Presentation assume that such information has been compiled as of any time subsequent to such date. Certain information contained in this Presentation may have been obtained from published sources prepared by other parties. Such information is believed to be reliable but has not been independently verified or audited. None of Sierra Crest, Mount Logan, PTMN, LRFC, any of the other BC Partners entities, any of their associates or any of their respective directors, officers, employees, partners, members, agents, professional advisers, representatives or consultants (the “BC Partners Parties”): (i) makes any representation, warranty or guarantee, express or implied, as to the fairness, accuracy, completeness, reliability, reasonableness or currency of the information contained in this Presentation; or (ii) undertakes to provide any additional information or updates, or to correct any information or statements (including, but not limited to, forward looking statements), in this Presentation which it becomes aware were incorrect or incomplete at the date of this Presentation, or which subsequently become incorrect or incomplete, due to any subsequent event or as a result of new information, future developments or otherwise. No representative of BC Partners Parties has authority to represent otherwise. To the maximum extent permitted by law, none of the BC Partners Parties will be responsible or liable whatsoever with respect to any use or reliance by any person upon any of the information contained in this Presentation (other than with respect to fraud on the part of such BC Partners Party). For the purposes of this Presentation, references to “BC Partners” mean BC Partners LLP; provided that, where the context requires, such term shall also include reference to the parent company of the BC Partners group, BC Partners Holdings Ltd and that company’s subsidiaries. Any statement referring to management or investment activity conducted by BC Partners is a reference to the actions of the manager of each of BC Partners’ funds acting upon the advice of BC Partners and is not a reference to BC Partners LLP or to any other entity which provides advice to such managers and, in particular, in relation to any fund, is a reference to the actions of Sierra Crest, acting upon the advice of BC Partners. BC Partners LLP is authorized and regulated by the United Kingdom Financial Conduct Authority. Sierra Crest is registered as an investment adviser in the United States of America with the SEC. Investors and security holders should not construe the contents of this Presentation as legal, tax, accounting, investment or other advice. Each investor should make its own inquires and consult its advisors as to PTMN and LRFC and as to legal, tax, financial, and other relevant matters. 3

Transaction Overview

Portman Ridge Finance Corporation (NASDAQ: PTMN) and Logan Ridge Finance Corporation (NASDAQ: LRFC) (together, the "Companies"), business development companies ("BDCs") managed by affiliates of BC Partners Advisors L.P. ("BC Partners"), announced today that they have entered into a definitive agreement under which LRFC will merge with and into PTMN, subject to the receipt of certain shareholder approvals and the satisfaction of other closing conditions.

Contemplated Merger Structure	▪ The transaction will be done on a fixed exchange ratio of 1.500x. ○ Based on PTMN's closing stock price on December 11, 2024 prior to announcing the Board's formation of Special Committees (the "Unaffected Stock Price"), LRFC stockholders are expected to receive aggregate consideration of $25.02 per share in the form of shares of PTMN, which represents a 4% premium to LRFC's closing stock price of $24.00 per share on January 24, 2025 and a 17% premium to LRFC's closing stock price prior to the announcement of the Nth Degree exit(1), an important catalyst for this transaction. ○ On a net asset value basis, LRFC stockholders are expected to receive approximately 96% of LRFC's net asset value per share based on the September 30, 2024 net asset values ("NAV") per share of LRFC and PTMN.(2)
Benefits to Shareholders	▪ PTMN and LRFC shareholders are expected to benefit from added scale through direct and indirect synergies: ○ Tangible operating expense savings on a pro forma basis; ○ Ability to enhance returns in the short-term through more efficient management of existing financing facilities; ○ Ability to reduce liability costs over time through larger facilities; and ○ A larger, more liquid stock.
Additional Information	▪ As outlined in the appendix, BCP Credit has an experienced management team and track record, extensive sourcing platform, and differentiated middle-market lending strategy. ▪ BCP Credit will continue to focus the combined asset base into a diversified portfolio of high-quality directly originated senior secured debt investments, with the goal of delivering strong and sustainable risk-adjusted returns to shareholders. ○ Post-closing, PTMN expects to continue to operate within its target long-term leverage range of 1.25x – 1.40x. ▪ The proposed merger is expected to close in Q2 2025, subject to approval by PTMN and LRFC shareholders and other customary closing conditions.
Management & Governance	▪ Sierra Crest Investment Management LLC ("Sierra Crest") will serve as the investment adviser of the combined company. ▪ PTMN's officers and Board of Directors are expected to remain unchanged.

1 As of September 11, 2024. On September 12, 2024 LRFC announced the exit of its largest equity position, Nth Degree, at a premium to its previous fair market value (June 30, 2024).
2 For purposes of this analysis, September 30, 2024, NAVs for LRFC and PTMN are being used, adjusted for estimated transaction expenses of $0.78 per share and $0.23 per share, respectively and excluding any required tax distributions.

4

Compelling Transaction for PTMN & LRFC Stockholders â–ª The transaction is expected to be accretive to NII per share, as well as continuing to execute on PTMN’s consolidation plan discussed at the outset of the KCAP externalization transaction in 2019. o Expected tangible costs savings of over $700k per quarter on a combined basis Economic â–ª Increased scale from the pro forma market capitalization of PTMN has the potential to result in the stock Benefits trading at a higher price to book multiple. â–ª Sierra Crest has agreed to waive up to $187,500 of incentive fees per quarter for two years subsequent to closing to partially offset associated transaction costs. â–ª Sierra Crest will continue to be the investment manager of the combined company through its existing investment advisory agreement. Fully o Terms of the investment advisory agreement with Sierra Crest will remain unchanged Integrated â–ª The combined Company will continue to access the full range of resources of a leading asset management Platform with firm. BC Partners â–ª Utilization of BC Partners’ broader resources, including relationships and institutional knowledge from over 30 years of private market investing. Demonstrated â–ª BC Partners has shown the ability to negotiate and execute four M&A transactions since taking over the M&A Ability management of PTMN. â–ª Anticipated increased trading liquidity in the stock. â–ª Spreading of the public company costs across a larger AUM base. Scale Benefits â–ª Reduction in duplicative operating expenses. â–ª Potential ability to more efficiently manage credit facilities and reduce liability costs over time through increased scale. 5

Illustrative Transaction Analysis for LRFC Stockholders(1) Transaction Value At PTMN Current At PTMN Unaffected At 9/30/24 PTMN (2) Price (3) Pro Forma NAV (in millions, except per share) Stock Price PTMN Stock Price Per share $16.68 $16.75 $20.13 Exchange Ratio 1.500x 1.500x 1.500x LRFC Shares Acquired / Outstanding 2.7 2.7 2.7 Stock Consideration $66.9 $67.1 $80.7 Value Per Share $25.02 $25.13 $30.20 Total Consideration / Pro Forma NAV 79% 80% 96% Total Consideration / Current Stock Price (2) 104% 105% 126% Total Consideration / Stock Price Pre-Nth Degree Exit (4) 117% 117% 141% Day 1 Premium with Potential for Significant Upside $30.20 $24.00 +4% $1.02 +21% $5.18 $25.02 LRFC Current Stock Price Premium to LRFC Stock Transaction Value at PTMN Potential Upside if PTMN Transaction Value at PTMN Per Share Price Current Stock Price Trades to 9/30/24 Pro Current 9/30/24 Pro Forma Forma NAV NAV 1 For purposes of this analysis, September 30, 2024 NAVs for LRFC and PTMN are being used, adjusted for estimated transaction expenses of $0.78 per share and $0.23 per share, respectively and excluding any required tax distributions. 2.As of January 24, 2025. 6 3. As of December 11, 2024. 4. As of September 11, 2024.

Estimated Cost Savings â–ª Highlighted below are the tangible costs savings actions that are expected to be taken shortly after closing of the proposed transaction. â–ª We would expect to realize further cost savings through lower liability costs over time due to scale Estimated Costs Savings (1) $10.4 $7.6 $4.8 Estimated annual savings of $2.8 million, or a 27% expense $3.6 reduction $2.4 $1.6 $3.2 $2.4 PTMN + LRFC Today Combined Post-Merger Professional Fees Admin Fee Other G&A 1 PTMN + LRFC Today represents estimated annual expenses for each on a standalone basis. 7

Pro Forma Portfolio Composition(1) LRFC Standalone Pro Forma Company PTMN Standalone Assets by Platform 1 For purposes of this analysis, all values for PTMN and LRFC are based on September 30, 2024 fair market values. 8

LRFC Rotation Over Time â–ª As noted in previous quarterly earnings calls, Mount Logan Management has made significant progress with the rotation of LRFC’s initial portfolio into BC originated assets â–ª When considering the cash proceeds from the Nth Degree exit, BC Originated assets comprised ~68% of total LRFC investments at fair value as of 9/30/24 Asset Mix in LRFC from BC Originations (% of FMV) 80% 68% 70% 60% 59% 58% 60% 55% 54% 55% 53% 50% 50% 42% 40% 34% 37% 30% 20% 17% 10% 0% 0% Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 9

Tentative Transaction Timeline N-14 registration Transaction statement and joint proxy Shareholder Announcement effective Meeting Combined Company January 2025 Q1 2025 Q2 2025 Proxy solicitation Target begins closing Timeline is tentative and subject to regulatory and shareholder approval 10

PORTMAN RIDGE

Continuing to Gain Scale

- Since taking over in April 2019, PTMN has continued to gain scale inorganically by closing three strategic transactions.
- Following each transaction, PTMN promptly rotated portions of the acquired portfolios into higher quality assets with higher risk-adjusted spreads and deleveraged as necessary.

2006

- Founded as Kohlberg Capital Corporation ("KCAP")
- IPO in December 2006

April 2019

- **Acquired KCAP management contract**
- Name changed to **Portman Ridge Finance Corporation**
- Transition to external management through Sierra Crest, an affiliate of BC Partners
- BC Partners agreed to use up to $10m in incentive fees actually paid to purchase PTMN stock at NAV through March 31, 2021

December 2019

- **Closed merger with OHA Investment Corp ("OHAI")**
- OHAI shareholders agreed to receive bulk of consideration in newly issued PTMN shares
- Monetized ~40% of the acquired book at close to FMV shortly after close

October 2020

- **Closed merger with Garrison Capital ("GARS")**
- GARS shareholders agreed to receive bulk of consideration in newly issued PTMN shares
- Monetized considerable portion of acquired book slightly above FMV within first 10 days of close
- Quickly de-risked / deleveraged the overall portfolio during COVID-19 market environment

June 2021

- **Closed merger with Harvest Capital ("HCAP")**
- HCAP shareholders agreed to receive bulk of consideration in newly issued PTMN shares
- Monetized 17% of the acquired book in the first quarter post-closing

	April 2019	December 2019	October 2020	June 2021
Pro Forma Total Assets at Close	$293m	$310m	$638m	$614m

Appendix

About Portman Ridge â–ª Focus on direct origination of senior secured debt investments to the middle market Portman Ridge â–ª Experienced, strategic management team centered on execution and delivering NII growth (NASDAQ: PTMN) â–ª Three strategic transactions closed since 2019 with portfolio repositioning continuing â–ª Strong shareholder alignment with top priority being to generate shareholder value â–ª Externally managed by Sierra Crest, an affiliate of BC Partners and its Credit Platform (“BCP Affiliation with Credit”) â–ª Part of BC Partners’ $40bn1 platform in private equity, private credit and real estate strategies BC Partners and BCP Credit â–ª Exemptive relief allows for co-investments across the BC Partners platform â–ª $463.7 million of total assets and $188.0 million of net asset value. â–ª As of September 30, 2024, approximately 91.2% of our Debt Securities Portfolio at par value were either floating rate with a spread to an interest rate index such as SOFR or the PRIME rate, with Investment Portfolio substantially all of these being linked to SOFR. (at 9/30/24) â–ª 72 debt + equity portfolio investee companies2. â–ª Debt investments on non-accrual status were 1.6% and 4.5% of the investment portfolio at fair value and amortized cost, respectively. 13 1. AUM data as of 9/30/24 Reflects commitments to commingled funds, IMAs, and commercially approved commitments. Figures are subject to completion of certain agreements. 2. CLO holdings and Joint Ventures are excluded from investment count.

Investment Objectives and Strategy â‘ Focus on direct origination of senior secured debt investments to the middle market; target portfolio company EBITDA between $10-50 million Investment Objectives â‘ Deliver strong and sustainable risk-adjusted returns to stockholders â‘ Reduce CLO exposure over time and opportunistically â‘ Utilize entire BC Partners platform to directly originate loans and investments which allows for greater sourcing capabilities, ability to invest across the liquidity spectrum and participation in larger deals â‘ Seek to generate alpha through market dislocations, structural documentation, relationship advantages and regional expertise; target opportunities where other capital is retrenching due to limited duration and regulatory restrictions Investment Strategy and Philosophy â‘ Focus on capital preservation; maximize margin of safety through financial and structural protection â‘ Leverage sector expertise and knowledge base across consumer & retail, business & financial services, healthcare, industrials, and TMT â‘ Apply the same private equity style investment process employed for over 30 years at BC Partners with a long-term focused investment philosophy 14

Open Access to Resources of Established Private Equity Firm Broad and Deep Sourcing Capabilities Portfolio Operations Team • Access to networks in Europe built • Eight operating partners with over 35+ years and in North America expertise across industries and over nearly 15 years. functions. • 62 PE deal professionals evaluate BC Partners – • Middle market borrowers attracted to close to 200 deals annually. value-add not typically available to A Synergistic companies their size. • Greatly augments information on primary deal flow and secondary debt Platform • Downside protection in recovery purchases. situations. BC Partners’ Broader Institutional Sector Expertise Platform • PE deal team focuses on 4 core • Infrastructure of a c.€40 bn asset sectors – TMT, Healthcare, Business manager Services & Industrial, • Central Functions (Legal, HR, IT, Consumer/Retail. Group Finance, Admin) • Advantaged insights and technical • Investor Relations know-how via consultation with PE • Capital Markets team and proprietary market research enhances BC Partners Credit’s diligence. 15

BC Partners Differentiators While the increasing popularity of direct lending has gathered many headlines as of late, we believe the BC Partners Credit platform is differentiated on four key aspects Stand-alone credit platforms cannot offer the same 1 resources to borrowers as fully integrated firms Many direct lending platforms have moved 2 upmarket as the asset class has matured A majority of direct lending platforms focus 3 on sponsor-backed lending opportunities Direct lending platforms may pass on compelling 4 opportunities that may be too small to “move the needle” Ability to serve as a strategic lender by sharing best practices from BC Partners’ private equity operations team and existing portfolio companies; 30 years of private market investing provides an edge in sourcing and diligence Focus on portfolio company EBITDA between $10-50 million1 BC Partners Lending platform has the capabilities to source and diligence opportunities regardless of company ownership Disciplined approach to fund size allows us to pursue the best risk-adjusted return opportunities Views expressed are those of BCP Credit. 1. Anticipated portfolio construction provided for illustrative purposes only. 16

Corporate Information Board of Directors Ted Goldthorpe Chairman of the Board Patrick Schafer Director Robert Warshauer Independent Director Alex Duka Independent Director George Grunebaum Independent Director Dean Kehler Independent Director Matthew Westwood Independent Director Joseph Morea Independent Director Jennifer Kwon Chou Independent Director Senior Management Ted Goldthorpe Chief Executive Officer Brandon Satoren Chief Financial Officer Patrick Schafer Chief Investment Officer David Held Chief Compliance Officer Common Stock Nasdaq: PTMN Corporate Headquarters 650 Madison Avenue—3rd Floor New York, NY 10022 USA Research Coverage Paul Johnson Keefe Bruyette & Woods Chris Nolan Ladenburg Thalmann Mitchel Penn Oppenheimer Transfer Agent Equitini Trust Company, LLC Independent Audit Firm Deloitte & Touche LLP Investor Relations The Equity Group, Inc. Lena Cati (212) 836-9611 Lcati@equityny.com Val Ferraro (212) 836-9633 Vferraro@equityny.com 17